MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2010

This management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Mala Noche Resources Corp. (“Mala Noche” or the “Company”) for the three and six months ended June 30, 2010, as well as the annual audited consolidated financial statements for the year ended December 31, 2009 and corresponding MD&A. Additional information on the Company, including its Annual Information Form, can be found under Mala Noche’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures in this MD&A are expressed in Canadian dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” section and the “Cautionary statement on forward-looking information” at the end of this MD&A.

This MD&A is dated July 26, 2010

OVERVIEW

Mala Noche is a junior exploration company engaged in the business of acquiring, exploring, developing and ultimately achieving commercial production from mineral resource properties. The Company currently has one mineral interest, an option on the Ventanas property in Durango Province, Mexico. In late 2008 the Company decided to defer undertaking further exploration work on the property and placed it on care and maintenance. Since late 2008, the Company has been pursuing acquisition opportunities with a focus on acquiring producing, or near producing, precious metals properties.

On June 1, 2010, the Company entered into a letter agreement (together with the amendment referred to below, the “Letter Agreement”) with Desarrollos Mineros San Luis, S.A. de C.V. (“DMSL”) and Goldcorp Silver (Barbados) Ltd. (“GSBL”) (together the “San Dimas Vendors”) to acquire the San Dimas mines, mill and related assets (the “Acquisition”). Each of the San Dimas Vendors is an indirect, wholly-owned subsidiary of Goldcorp Inc. On July 7, 2010, the Company entered into an amendment to the Letter Agreement pursuant to which the parties agreed to amend the consideration payable to the San Dimas Vendors. On the completion of the Acquisition, the board of directors intends to change the name of the Company to “Primero Mining Corp.” and to consolidate the common shares. At the annual and special meeting of shareholders held on June 28, 2010, shareholders of the Company approved resolutions authorizing (a) the creation of a new control person in connection with the Acquisition, and (b) the consolidation of the common shares. Subsequently the board of directors determined that the consolidation ratio would be 20 for one.

The San Dimas mines consist of the San Antonio (Central Block), Tayoltita and Santa Rita mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. The San Dimas district is an area of long mining history with production first reported in 1757. In 2009, the San Dimas mines produced 113,018 ounces of gold and 5,093,385 ounces of silver. For additional information on the San Dimas mines refer to the NI 43-101 compliant technical report entitled “Technical Report on the Tayoltita, Santa Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.” dated June 1, 2010 filed under the Company’s profile on SEDAR at www.sedar.com.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition to the San Dimas mines, as part of the Acquisition, the Company will also be acquiring (a) all rights to the Ventanas property and (b) all shares of Silver Trading (Barbados) Ltd. (“Silver Trading”), a subsidiary of GSBL. Silver Trading is a party to a silver purchase agreement with Silver Wheaton Corp. (“Silver Wheaton”) and Silver Wheaton (Caymans) Ltd. (“SW Caymans”) , a subsidiary of Silver Wheaton. In consideration for up-front payments comprised of cash and shares of Silver Wheaton previously paid to Silver Trading by SW Caymans, Silver Trading agreed that the price of refined silver would be at a fixed price. Presently, the fixed price is substantially below the current market price for silver.

The Company will be purchasing the San Dimas Assets for an aggregate purchase price of US$510 million and will assume all liabilities associated with the San Dimas mines, including environmental and labour liabilities. The purchase price will be payable as to (a) US$216 million in cash, (b) US$184 million in common shares of the Company (the “Acquisition Shares”), (c) US$50 million by way of a promissory note payable over a term of five years, and (d) a US$60 million principal amount convertible promissory note with a term of one year. On July 20, 2010, the Company closed an offering of 50,000,000 subscription receipts for gross proceeds of $300 million to finance the Acquisition and provide working capital. The cash portion of the purchase price, the number of Acquisition Shares and the principal amount of the convertible promissory note are each subject to adjustment if the underwriters exercise the over-allotment option (which could total $45 million if fully exercised) before closing of the Acquisition.

The Acquisition fundamentally changes Mala Noche and provides significant benefits, including:

  Immediate transformation of Mala Noche from an exploration company to an established junior gold and silver producer;
  Positive cash flow from the date of closing the transaction, enabling capital and exploration projects to be internally funded; and
  A strong producing asset base on which to expand its precious metals activities throughout the Americas.

The completion of the Acquisition is expected to occur on or before July 30, 2010 and is subject to a number of conditions, including finalization of definitive agreements and receipt of all regulatory approvals.

Ventanas option agreement

On May 8, 2007, the Company entered into an option agreement, as amended on August 7, 2008 and further amended on April 6, 2010, (the “Agreement”) with DMSL to acquire up to a 70% interest in the Ventanas property (the “Property”), in the state of Durango, Mexico. The agreement with DMSL has two parts ("First Option" and "Second Option").

The First Option will enable the Company to acquire a 49% undivided interest in the Property by spending $5,000,000 on exploration costs as follows:

(a)	$2,500,000 on or before May 8, 2010; and

(b)	$5,000,000 on or before May 8, 2011, including the amounts in (a).

The Second Option will enable the Company to acquire an additional 21% undivided interest in the Property by spending an additional aggregate amount of $3,000,000 on exploration costs as follows:

(c)	$1,500,000 on or before the first anniversary of the having earned the First Option; and

(d)	$3,000,000 on or before the second anniversary of having earned the First Option, including the amounts in (c).

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The pending acquisition of the San Dimas mines includes all rights to the Ventanas property. On closing the acquisition, the option agreement would be cancelled.

As at June 30, 2010, the Company had spent $1,714,233 on exploration costs on the Property, approximately the same amount as at December 31, 2009. Since late 2008 the exploration activity has been deferred and the Property has been on care and maintenance. The breakdown of costs is as follows:

	June 30, 2010	June 30, 2009
	$	$
Wages, salaries and consulting	472,435	472,114
Drilling and exploration	166,668	166,668
Professional fees	141,822	118,035
Equipment rental	136,990	136,990
Technical reports	119,036	134,907
Camp	83,079	83,223
Laboratory analysis	71,457	71,457
Transportation and freight	69,076	69,065
Administrative expenses	42,064	40,738
Fuel and lubricants	41,734	41,764
Geology and surveying	37,703	37,703
Exploration materials	33,518	9,050
Insurance	29,247	29,247
Equipment maintenance	24,034	24,046
Travelling	9,390	9,392
Permits, licenses and dues	1,725	1,626
Utilities	1,526	1,389
	1,481,505	1,447,413
Vehicles and equipment	232,728	232,388
	1,714,233	1,680,801

All mineral interest costs qualify as exploration expenses under the Agreement. As at June 30, 2010, the Company had incurred the equivalent of US$1,591,609 in aggregate exploration expenses, leaving a minimum of US$908,391 to be incurred by May 8, 2011 to maintain the First Option in good standing.

Ventanas property

The information about the Ventanas property in this MD&A has been extracted from the NI 43-101 compliant technical report dated January 27, 2009 (the “Technical Report”) prepared by A.C.A. Howe International Limited (“Howe”). The full text of the Technical Report may be accessed under the Company’s profile at www.sedar.com.

The Ventanas property (the “Property”) is in the Ventanas Mining District or southern part of the San Dimas District along the western flank of the Sierra Madre Occidental mountain range in Durango Province. The Property is located in a large volcanic belt prospective for gold, silver and polymetallic deposits.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Property is presently composed of 28 near-contiguous mining concessions covering approximately 3,470 hectares or 35 square kilometres that are centered near coordinates 23°54’06”N latitude and 105°44’58”W longitude; near to the border of Sinaloa and Durango states and 120 km west of the city of Durango, the capital of Durango State.

The Property is considered to be a mid-stage exploration project containing multiple low to intermediate sulphidation epithermal veins systems. The Property is divided into three vein areas, the Mala Noche, Ventanas, and San Cayetano areas, and each have numerous, previously explored and worked veins that have a style of mineralization that is similar to the productive Tayoltita District 32 km to the north. Presently the Property contains 17 old mines and workings.

Precious metals were first mined in the San Dimas District by the Spanish in 1757. The Spanish presence and production in the district continued until the beginning of the Mexican War of Independence in 1810 at which time mining in the area largely ceased. Larger-scale mining activity resumed in the mid- to late-1880s with the arrival of Americans and the introduction of modern mining methods. It was during this time that many of the mines and workings on the Property were developed. The New York-based New Ventanas M. & E. Co. or “Ventanas Company” operated several mines in the San Cayetano and Ventanas areas between 1907 and 1911 until the outbreak of the Mexican Revolution. Various companies mined the Property until 1973, after which activity in the area largely ceased. Total historical silver and gold production from the Property is unknown since production records are incomplete.

San Luis acquired the Property in 1979 and, up to 2000, it and its parent company, Luismin S.A. de C.V. (“Luismin”), carried out extensive exploration and sampling work with the intent to establish sufficient mineral resources to restart production. San Luis never did resume production, preferring instead to grant a succession of options to a variety of companies on similar terms to the Company’s option agreement. The Company initiated exploration activities of the Property in late 2007, when it completed a chip-channel sampling program to verify earlier surface sample results of other companies and, in preparation for its field work and diamond drilling, carried out a significant amount of road rehabilitation and building, and drill pad preparation. The Company’s drilling program commenced in September 2008 utilizing two drill rigs; one operating at the Valenciana vein and the other at the Mala Noche vein. Five holes totalling 1,469 metres were drilled, surveyed and sampled. The Technical Report summarized the Company’s 2008 work program. Fire assays of mineralized samples from the diamond drilling program at the Mala Noche vein returned grades ranging from 0.45 g/t Au and 29 g/t Ag over a core length of 1.90 metres to 4.43 g/t Au and 200 g/t Ag over a core length of 3.60 metres which included a 1.6 metre interval averaging 7.42 g/t Au and 207 g/t Ag. Other significant intersections included a core interval of 8.77 metres grading 2.81 g/t Au and 193 g/t Ag. Note that the mineralized intervals are core lengths, not the true widths which remain to be confirmed.

During November-December 2008, Howe carried out a detailed audit (the “the Howe Audit”) of Luismin’s historic April 1998 Mineral Resource estimate (the “Luismin Estimate”) originally disclosed in Luismin’s Mineral Resource report dated May 30, 1998 (the “Luismin Report”) for the purpose of verifying the calculations of the Luismin Estimate, and reclassifying the Luismin Estimate into current NI 43-101 compliant categories.

When conducting the Howe Audit, Howe reviewed the parameters, assumptions and methods of estimation and classification of the Luismin Estimates, and recalculated grade, width and tonnage of each individual estimate using data and methods tabulated in the Luismin Report. The Howe Audit recalculated the Luismin Estimate into current NI 43-101 compliant mineral resources shown in the table below.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Combined Mala Noche and Mala Noche Alto Vein Resources

Classification	Tonnes	Au (g/tonne)	Ag (g/tonne)	Au grams	Ag grams	Au ounces	Ag ounces
Total Indicated	155,000	2.49	258	386,000	39,990,000	12,000	1,286,000
Total Inferred	229,400	2.31	412	530,000	94,513,000	17,000	3,039,000

Note that mineral resources that are not mineral reserves do not have demonstrated economic viability. Details on the key assumptions, methods, and parameters used to estimate the Company’s current resources, as well as information on data verification is available in the Technical Report and the Company’s Annual Information Form dated April 22, 2010 both filed with Canadian securities regulators and available on SEDAR at www.sedar.com.

Felix Lee, P Geo., senior geologist at Howe, is the Qualified Person, as defined under NI 43-101, who supervised this program and approved the technical information presented above.

As disclosed elsewhere in this MD&A, further exploration work on the Property was deferred at the end of 2008, when global financial markets deteriorated and the economic outlook became uncertain. The Property was put on a care and maintenance program, which remains its status as of the date of this MD&A. Management continues to believe that the Property is a quality asset and that the carrying amount of the costs it has expended to date will be recoverable

RESULTS OF OPERATIONS

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results of operations.

Three months ended June 30, 2010 compared with three months ended June 30, 2009

The Company incurred a net loss of $2,968,780 during the three months ended June 30, 2010 (“Q2 2010”) compared with a net loss of $103,738 in the same period last year (“Q2 2009”). The Company currently has no revenue-producing operations. The net loss in both periods was attributable to administrative expenses and acquisition transaction costs.

	Q2 2010	Q2 2009	Change
	$	$	$
Revenue	-	-	-
General and administrative expenses	(1,139,434)	(90,255)	(1,049,179)
Acquisition transaction costs	(1,820,740)	-	(1,820,740)
Amortization of fixed assets	(9,387)	(10,911)	1,524
Other income (expenses)	781	(2,572)	3,353
Net loss	(2,968,780)	(103,738)	(2,865,042)

The $1,049,179 increase in general and administrative expenses in Q2 2010 was due to $739,666 of stock-based compensation costs and an increase of $309,513 in other general and administrative costs. The stock options to acquire 5,500,000 common shares, which were awarded on July 9, 2009, were subject to shareholder approval since they required amendments to the stock option plan, were approved by the shareholders at the Company’s annual general meeting on June 28, 2010 and, for accounting purposes, were deemed granted on that date. There was no stock-based compensation expense in Q2 2009. Management and directors fees increased by $178,406 in Q2 2010 as the Company entered into new employment agreements with three officers effective April 1, 2010, engaged a new CEO on June 1, 2010 and commenced to pay fees to its independent directors from April 22, 2010. The new employment agreements were entered into in anticipation of completing the San Dimas acquisition and reflect market rate compensation for junior mining companies. Office expenses increased by $77,374 as the Company commenced to lease office space in Vancouver on July 1, 2009 and in Toronto on June 1, 2010. General and administrative expenses in Q2 2009 reflect a company with minimal activity and a small corporate structure.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Transaction costs related to the pending San Dimas acquisition amounted to $1,820,740 in Q2 2010. The Company has adopted the new CICA handbook section 1582, Business Combinations, effective January 1, 2010 and this section requires transaction costs to be expensed rather than being capitalized as part of the purchase price. The majority of the transaction costs relate to legal fees.

Six months ended June 30, 2010 compared with six months ended June 30, 2009

The Company incurred a net loss of $3,143,367 during the six months ended June 30, 2010 (“2010 Period”) compared with a net loss of $256,302 in the same period last year (“2009 Period”).

	2010 Period	2009 Period	Change
	$	$	$
Revenue	-	-	-
General and administrative expenses	(1,299,405)	(157,377)	(1,142,028)
Acquisition transaction costs	(1,830,624)	-	(1,830,624)
Amortization of fixed assets	(18,817)	(19,741)	924
Other income (expenses)	5,479	(79,184)	84,663
Net loss	(3,143,367)	(256,302)	(2,887.065)

The factors described above, which impacted the results for the second quarter, also impacted year-to-date results. The $1,142,028 increase in general and administration expenses was due mainly to stock-based compensation costs of $739,666 in the 2010 Period, compared with nil in the 2009 Period and year-over-year increases of $211,406 in management fees and directors expenses, $105,449 in office expenses and $31,241 in travel and meals and entertainment expenses. The Company had minimal activity in the 2009 Period, resulting in low expenses. The Company expensed $1,830,624 of transaction costs in the 2010 Period related to the pending San Dimas acquisition. There were no such expenses in the 2009 Period as the search for acquisition opportunities escalated in the second half of the year.

Other income in the 2010 Period mainly comprises fees earned from charging out the services of a Mexican employee and foreign exchange gains. Other expenses in 2009 Period relates to amounts which were misappropriated by a former Mexican employee. As described in the Company’s 2009 annual MD&A, management discovered during the course of its 2008 audit that $48,104 of expenses incurred by a Mexican employee appeared to be personal in nature rather than incurred on behalf of the Company. The employee was terminated at this time. Management subsequently discovered in early-2009 that the same Mexican employee had received $71,187 (in later quarters of 2009 reduced to $54,809 after further investigation) in advances for expenditures purportedly incurred on behalf of the Company, which could not be substantiated. The Company is pursuing full repayment from the employee, however, it is uncertain that any amount will be recovered. The Company has enhanced its internal control systems in Mexico.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Dividend report and policy

The Company has not paid any dividends since incorporation and has no plans to pay dividends. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares are entitled to an equal share of any dividends declared and paid.

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2010	2010	2009	2009	2009	2009	2008	2008
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-

Net loss	(2,968,780)	(174,587)	(351,684)	(266,094)	(103,738)	(152,564)	(425,208)	(307,147)
Per share¹	(0.05)	(0.00)	(0.01)	0.00	0.00	(0.01)	(0.02)	(0.02)
Total assets	2,491,733	2,828,084	2,929,799	3,142,091	1,806,550	1,898,360	1,939,248	1,434,161
Long-term liabilities	-	-	-	-	-	-	-	-

¹ Per share amounts are basic and diluted

The Company has no revenue-producing operations. It has an interest in one mineral property in Mexico, which is in the exploration stage. All costs incurred in connection with exploration activities have been capitalized to mineral interests.

The significant increase in net loss in Q2 2010 was due mainly to expensing $1,820,740 of legal and other transaction costs related to the pending San Dimas acquisition and $739,666 of stock-based compensation. In addition, ongoing general and administrative expenses have increased since the second half of 2009 and in particular in Q2 2010, as the Company has rented office space, engaged additional employees and changed its compensation arrangements in anticipation of closing the San Dimas transaction and having an organizational structure more in line with a junior mining company. The net losses in Q3 2008, Q4 2008 and Q3 2009 were also increased by stock-based compensation expense of $234,659, $287,746 and $82,192, respectively.

Net loss in Q4 2008 and Q1 2009 includes $48,104 and $71,187 respectively, to write off costs incurred by and advances to a Mexican employee that were personal in nature rather than related to the business of the Company. During the remaining quarters of 2009, these write offs were adjusted to $54,809 for the fiscal year.

The increase in total assets in Q3 2009 was due mainly to $1.6 million of cash received from the private placement that closed on July 2, 2009. The increase in total assets in Q4 2008 was due mainly to expenditures on mineral interests, which were funded primarily by accounts payable and $180,000 of share subscriptions.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2010, the Company had cash of $675,093 (December 31, 2009 - $1,065,699) and a working capital deficiency of $957,375 (December 31, 2009 – working capital of $1,089,399). Net cash flows for the second quarter were as follows:

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

	Q2 2010	Q2 2009	Change
	$	$	$
Cash flow:
Used in operating activities	(584,516)	(42,015)	(542,501)
Used in investing activities	-	(11,693)	11,693
Provided by (used in) financing activities	230,633	(9,750)	240,383
Effect of exchange rate changes on cash	1,844	(2,210)	4,054
Decrease in cash	(352,039)	(65,668)	(286,371)
Cash at beginning of period	1,027,132	161,704	865,428
Cash at end of period	675,093	96,036	579,057

During Q2 2010, the Company’s net cash outflows for operating activities were $584,516 compared with $42,015 for Q2 2009, due to increases in general and administrative expenses and transaction costs related to the San Dimas transaction. Although the net loss was $2,968,780 in Q2 2010, non-cash items (primarily stock-based compensation of $739,666) and changes in non-cash working capital items (primarily an increase in accounts payable of $1,673,473) reduced cash used in operating activities to $584,516. The Company expects to settle these payables from the net proceeds of the subscription receipts offering, after paying the commission and other costs of the offering and the cash consideration to the San Dimas Vendors.

Net cash outflows for investing activities were nil during Q2 2010, compared with $11,693 in Q2 2009 due to the deferral of exploration work on the Ventanas property starting in the fourth quarter of 2008. The property is currently on a care and maintenance program, which requires minimal cash outlays.

Cash inflows from financing activities were $230,633 in Q2 2010, due to warrant exercises for 2,286,334 common shares. In Q2 2009, financing activities used $9,750 cash to fund share issue costs related to a brokered private placement that closed on July 2, 2009.

Year-to-date net cash flows for 2010 and 2009 were as follows:

	Period	Period	Change
	$	$	$
Cash flow:
Used in operating activities	(728,615)	(232,455)	(496,160)
Used in investing activities	-	(96,051)	96,051
Provided by financing activities	337,299	167,534	169,765
Effect of exchange rate changes on cash	710	(2,220)	2,930
Decrease in cash	(390,606)	(163,192)	(227,414)
Cash at beginning of period	1,065,699	259,228	806,471
Cash at end of period	675,093	96,036	579,057

The explanation of the year-to-date changes in net cash flows is similar to the changes in the second quarter. A much higher net loss in the 2010 Period, due to increases in general and administrative expenses and transaction costs related to the San Dimas transaction, was funded primarily by accounts payable, resulting in net cash outflows from operating activities of $728,615, compared with $232,455 in the 2009 Period. As described above, the Company expects to settle outstanding payables from the net proceeds of the offering after closing the San Dimas transaction. There was no exploration work on the Ventanas property during the 2010 Period, whereas in the 2009 Period the Company spent $96,051 mainly related to the preparation of the Howe technical report. Cash inflows from financing activities were $337,299 in the 2010 Period, due to warrant exercises for 3,411,334 common shares. In the 2009 Period, the Company raised net proceeds of $167,534 from a private placement of 3,692,500 common shares, of which $180,000 was received prior to December 2008.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Historically, the Company’s sole source of funding has been the issuance of common shares for cash. The following table shows common share issuances since December 31, 2008.

	Shares	Amount
		$
Balance December 31, 2008	24,580,783	1,919,718
Issuance of common shares [1]	3,692,500	177,285
Issuance of common shares [2]	30,000,000	1,623,717
Exercise of stock options ³	425,000	63,750
Exercise of warrants [4]	150,000	15,000
Balance December 31, 2009	58,848,283	3,799,470
Exercise of warrants [5]	3,411,334	337,299
Balance June 30, 2010	62,259,617	4,136,769
Exercise of warrants [6]	746,667	74,667
Balance as at date of this MD&A	63,006,284	4,211,436

[1]

January 15, 2009 non-brokered private placement of 3,692,500 common shares at a price of $0.10 per share for proceeds of $357,285, net of issue costs of $11,965, of which $180,000 was received prior to December 31, 2008.

[2]

July 2, 2009 brokered private placement of 30,000,000 Units at a price of $0.06 a Unit for proceeds of $1,623,717, net of issue costs of $176,283. Each Unit comprised one common share of the Company and one-half of one share purchase warrant. A full warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.10 per share until July 2, 2011.

[3]	October 29, 2009 exercise of 425,000 stock options at an exercise price of $0.15, for proceeds of $63,750.
[4]	December 10, 2009 exercise of 150,000 warrants at an exercise price of $0.10, for proceeds of $15,000.
[5]	January to June 2010 exercises of 2,519,667 warrants at an exercise price of $0.10 and 891,667 agents’ warrants at exercise prices of $0.08 and $0.15 for aggregate proceeds of $337,299.
[6]	July 2010 exercises of 746,667 warrants at an exercise price of $0.10 for proceeds of $74,667.

On July 20, 2010, the Company closed its offering (the “Offering”) of 50,000,000 subscription receipts at a price of $6.00 per subscription receipt (the “Subscription Receipts”) for gross proceeds of $300 million. The Company’s Subscription Receipts commenced trading on July 20, 2010 on the TSX Venture Exchange under the symbol MLA.R.

Each Subscription Receipt will entitle the holder thereof to acquire, for no additional consideration, one post-consolidation common share of Mala Noche (an “Underlying Share”) and 0.4 of a common share purchase warrant (the “Underlying Warrants”). Each whole warrant, which will have a term of five years, will permit the holder to acquire one post-consolidation common share of the Company at a price of $8.00 per share. The Subscription Receipts will automatically convert into Underlying Shares and Underlying Warrants on Mala Noche completing the Acquisition.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The gross proceeds of the Offering have been deposited into escrow (the “Escrowed Funds”) with Computershare Trust Company of Canada, the Subscription Receipt Agent. The Escrowed Funds will be released to Mala Noche, net of offering expenses and commissions, immediately before the closing of the Acquisition, provided that all other conditions of closing have been satisfied. If the Acquisition is not completed by 60 days following the closing of the Offering, the Escrowed Funds, plus any accrued interest earned thereon, will be returned pro rata to each holder of the Subscription Receipts in exchange for the number of Subscription Receipts held by such holder.

The Company has granted the underwriters an over-allotment option, exercisable in whole or in part, to purchase up to 7,500,000 additional Subscription Receipts at any time on or prior to the date that is 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. Cash received by Mala Noche on the exercise of an over-allotment option, or on the exercise of the common share purchase warrants from the offering, will be paid to the San Dimas Vendors and be first applied to lower the amount of shares issuable on the closing of the Acquisition (to a maximum of US$175 million) and then to repay the convertible note.

The Company has also agreed to issue to the underwriters broker warrants upon release from escrow of the Escrowed Funds. The broker warrants will entitle the underwriters to purchase up to 1% of the post-consolidation common shares of the Company issued in connection with the Offering at a price of $6.00 per share until 18 months following the close of the Acquisition.

After completion of the Acquisition, the Company expects to have cash of approximately US$50 million. The Company expects that these resources, as well as ongoing cash flow from the San Dimas mines, will be sufficient to fund its operations for the foreseeable future. In the longer term, the Company intends to transition from being a single-asset gold producer to becoming an intermediate gold producer. The Company plans to achieve its goal of being an intermediate gold producer, with a target of 375,000 ounces of annual gold production by 2013, by increasing production at the San Dimas mines and by making further acquisitions of precious metals properties in Latin America. To achieve this goal the Company may require additional financing.

As at June 30, 2010, the Company had a working capital deficit of $975,375, related primarily to transaction costs in connection with the Acquisition, which were accrued in accounts payable. The Company expects to settle these liabilities from the net proceeds of the Offering, after their release from escrow, on completion of the Acquisition. In the remote event that that the Company does not close the Acquisition, the escrowed funds will be returned to the investors and the Company will be technically insolvent and may not be able to continue as a going concern. In such circumstances, the Company would not likely realize the carrying values of its assets as recorded using the going concern basis.

As at the current date, the Company’s capital resources exclusively comprise its equity capital. The Company does not have any outstanding debt or lines of credit which have been arranged but as yet unused. After the completion of the Acquisition, however, the Company will have various debt facilities including a US$50 million five-year note, with an annual interest rate of 6%, and a US$60 million convertible one-year note with an annual interest rate of 3%, both payable to the San Dimas Vendors. The convertible note may be converted, up to the maturity date, at any time by the holder at a conversion price of $6.00 per share. On maturity, the convertible note will be repayable in cash or, at the option of Mala Noche, in common shares at 90% of the volume weighted average trading price of the shares for the five day period ending on the maturity date. In addition to these loans, the Company expects that it will have a loan of approximately US$70 million to fund the VAT payable as a result of the Acquisition. The Company expects to receive a refund of the VAT from the Mexican government within 12 months, at which time the VAT loan will be repaid.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

On June 18, 2010, the Company received a letter from Alamos Gold Inc. (“Alamos”) alleging that, in respect of the Acquisition, Mr. Eduardo Luna, a director of the Company and until June 7, 2010 a director of Alamos, breached his fiduciary duties to Alamos and that the Company participated in and facilitated those breaches. On June 28, 2010, the Company announced that it had entered into a settlement agreement with Alamos. In consideration for Alamos relinquishing any claim (i) to the San Dimas mines, or (ii) against the Company or Mr. Luna in respect of the acquisition of the San Dimas mines, the Company has agreed to pay Alamos $1.0 million in cash and $12.0 million in post-consolidation common shares. The settlement is conditional on the Company completing the Acquisition. In entering into the settlement agreement, neither the Company nor any of its officers or directors has admitted any liability to Alamos.

Off-balance sheet arrangements

The Company does not currently have any off-balance sheet arrangements.

MANAGEMENT AND DIRECTORS

The Board of Directors and management of the Company as at the date of this MD&A are shown below.

Wade D. Nesmith	Director, Executive Chairman(1)
Joseph Conway	Director, Chief Executive Officer, President(2)
Eduardo Luna	Director, Executive Vice President, President (Mexico)(3)
David Demers	Director
John A. Beaulieu	Director
Michael E. Riley, C.A.	Director(4)
Robert Quartermain	Director(5)
Grant Edey	Director(5)
David Blaiklock	Chief Financial Officer (6)
Stephen Wortley	Corporate Secretary(7)
Tamara Brown	Vice President, Investor Relations(8)

(1)	Mr. Nesmith was appointed Executive Chairman on June 1, 2010. Prior to this date, Mr Nesmith was Chief Executive Officer.
(2)	Mr. Conway was appointed Chief Executive Officer on June 1, 2010.
(3)	Mr. Luna was appointed Executive Vice President and President (Mexico) on June 1, 2010. Prior to this date, Mr Luna was President and Chief Operating Officer.
(4)	Mr. Riley was appointed on April 22, 2010
(5)	Messrs Quartermain and Edey were appointed on June 28, 2010
(6)	Mr. Blaiklock was appointed on July 6, 2009
(7)	Mr. Wortley was appointed on July 6, 2009
(8)	Ms. Brown was appointed on June 1, 2010

In addition to the above directors, upon completion of the San Dimas acquisition and the issue of common shares to the San Dimas Vendors, Goldcorp Inc. has the right to nominate a number of directors proportionate to their ownership interest (currently expected to be two).

John E. Boddie was Chief Financial Officer until the appointment of Mr. Blaiklock, when he became Vice President, Strategic Development. On April 19, 2010, Mr. Boddie resigned as an officer of the Company.

Until March 31, 2010, members of management had consulting contracts that called for monthly payments aggregating $16,000. On April 1, 2010, these consulting contracts were replaced by employment agreements for Messrs. Nesmith, Luna and Blaiklock and on June 1, 2010 Mr. Conway entered into an employment agreement. The agreements anticipated the San Dimas acquisition and provide for market rate compensation in line with junior mining companies. Monthly payments aggregate approximately $140,000, however, a portion of the payments is deferred until the Company completes an acquisition with a value of at least $400 million. The deferred portion, which amounts to approximately $91,000 per month, will be paid if and when the Company completes an appropriately sized acquisition.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADOPTION OF NEW ACCOUNTING POLICIES

Changes in accounting policies and future accounting policies

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, (“Section 1582”), 1601, Consolidated Financial Statements, (“Section 1601”) and 1602, Non-controlling Interests, (“Section 1602”) which replaced CICA Handbook Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).

Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Sections 1601 and 1602 are applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of these sections is permitted, provided all three sections are adopted at the same time. Sections 1582, 1601 and 1602 will have no impact on the Company’s financial statements unless the Company completes a business combination. The Company has adopted these sections effective January 1, 2010. The most material impact of adopting these sections for the Company is expected to be that transaction costs related to business combinations are required to be expensed and the date of valuation of consideration.

On December 24, 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 175 – Multiple deliverable revenue arrangements (“EIC-175”). EIC-175 addresses the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities and how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. EIC-175 is applicable to revenue arrangements with multiple deliverables entered into or materially modified on or after January 1, 2011. Earlier adoption is permitted. The Company is evaluating the impact of EIC 175 on its financial statements.

International financial reporting standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly-listed companies will adopt IFRS for interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011. The transition to IFRS will require a restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences with respect to recognition, measurement and disclosures.

The Company has commenced the process to transition from Canadian GAAP to IFRS. It has established a project team, led by the CFO, and it has instituted progress reporting to the Audit Committee on the status of IFRS readiness. The Audit Committee has received regular progress reports on the status of IFRS implementation project and will continue to receive reports through the changeover. The Company intends to add additional resources in Q3 2010, both internal and external to assist, under the direction of the project team, with certain aspects of the transition.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

An assessment has been performed of the key areas where changes to current accounting policies may be required. This assessment will need to be revisited after the completion of the pending San Dimas acquisition to ensure that policy choices have not changed. The following provides a summary of the Company’s evaluation of potential changes in key areas based on the current standards and guidance within IFRS. In the period leading up to the changeover in 2011, the International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. Management will continue to review new standards, however, at the present time it is not aware of any significant changes prior to the adoption of IFRS that would affect the summary below.

1)	Mineral interests

IFRS currently allows an entity to retain its existing accounting policies related to the exploration and evaluation of mineral properties, subject to some restrictions. The Company expects to retain its current policy of deferring all expenditures related to its mineral properties until such time as the properties are put into commercial production, sold or abandoned. Therefore the Company does not expect that the adoption of IFRS will result in a significant change in its accounting for mineral interests.

2)	Impairment of assets

Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring any impairment by comparing asset carrying values with discounted cash flows. IFRS uses a one-step approach for both testing and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This may potentially result in write downs where the carrying value of assets were previously supported under Canadian GAAP on an undiscounted basis, but could not be supported on a discounted cash flow basis. The Company does not expect this change will have an immediate impact on the carrying value of its assets.

3)	Foreign currency translation

IFRS utilizes a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. In addition, IFRS requires that the functional currency of the Company and its subsidiary be determined separately. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations. As a result of this difference, the Company’s foreign operations may have a different functional currency under IFRS than under Canadian GAAP.

4)	Stock-based compensation

IFRS and Canadian GAAP largely converge on the accounting for share-based transactions with a few differences. Up until Q1 2010, all of the Company’s stock option awards were fully vested on the date of grant. During Q2 2010, stock options for 5,500,000 shares with graded vesting that had been awarded in 2009 were deemed granted after amendments to the stock option plan were approved by shareholders. For option awards with multiple vesting dates, IFRS requires the award applicable to each vesting date to be separately fair valued. The Company has recorded compensation expense consistent with IFRS practice, such that there will not be a difference on conversion to IFRS.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

5)	Income taxes

IFRS and Canadian GAAP largely converge on the principle for the recognition and measurement of income taxes, however, they have some different exceptions to the principle. Given its limited scope of operations, the Company does not expect changes to its accounting policies related to income taxes on transition to IFRS to result in significant changes to line items within its financial statements.

6)	Presentation and disclosure

Disclosure requirements under IFRS generally contain more detail than requirements under Canadian GAAP, which will result in more extensive financial statement note references. The increased disclosure could cause the Company to change its financial reporting processes to ensure the appropriate data is gathered.

The Company will continue to analyse the accounting policy differences noted above during the course of 2010. In addition, the Company is assessing the potential impact of the pending San Dimas acquisition and the possibility that the policy differences noted above could change and the Company could be exposed to other accounting policy differences, which could materially affect its financial statements. The Company is planning to add additional internal and external resources once the San Dimas acquisition closes in order to incorporate the potential impact of the acquisition on the IFRS transition.

The Company is also analyzing the accounting policy choices available in IFRS 1 “First-Time Adoption of International Reporting Standards”, which provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. Based on its existing operations and short history, the Company does not expect the exemptions available in IFRS 1 will materially affect its financial statements upon transition to IFRS.

The table below is a summary of the key elements of the Company’s changeover plan and the Company’s progress towards changeover to IFRS:

Key Activities		Milestones		Status

Accounting policies and procedures:
•	Identify differences between IFRS and the company’s existing policies and procedures	•	Senior management approval and audit committee review of initial policy decisions by Q3 2010	•	Certain major accounting policy decisions were preliminarily approved by senior management and reviewed by the audit committee in Q4 of 2009 and Q1 and Q2 of 2010. Some accounting policy choices are still being analyzed and not all decisions have been made where accounting policy choices are available. Management will continue to assess the potential impact of the San Dimas acquisition on accounting policy decisions
•	Analyze and select ongoing policies when alternatives are permitted
		•	Revised accounting policies and procedures in place by changeover date
•	Revise accounting policies and procedures

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

				•	Revisions to accounting policies and procedures are being drafted as work on IFRS progresses

Financial statement preparation:
•	Prepare financial statements and note disclosures in compliance with IFRS	•	Senior management approval of opening balance sheet for audit committee review by Q3 2010	•	Due to the potential impact of the San Dimas acquisition on accounting policy decisions, the approval of opening balance sheet has been deferred to Q3 2010
•	Quantify the effects of converting to IFRS
•	Prepare first-time adoption reconciliations	•	Senior management approval and audit committee review of financial statement format by Q3 2010 and full proforma financial statements prior to changeover
				•	Draft note disclosures will be prepared during Q3 2010
				•	Effects of conversion are being quantified as work progresses transition of San Dimas

Training and communication:
•	Ensure topic-specific training is received for the project team	•	Training resources accessed as topics commence	•	Project team members have received training on topics covered to date and will continue training through the changeover
		•	Company-specific training provided prior to changeover date
•	Establish company-wide awareness of the likely impacts of the transition	•	Impacts of conversion to IFRS communicated prior to changeover date
				•	San Dimas Vendors have confirmed that personnel at San Dimas have received IFRS training
•	Provide company-specific training on revised policies and procedures to impacted personnel			•	Training plan for Company personnel will be developed after the completion of the San Dimas acquisition in order to include potential changes to transition plan. Full training is planned to be completed prior to changeover
•	Provide timely communication of the impacts of conversion to external stakeholders
				•	Communication to external stakeholders has been ongoing through MD&A disclosures. Further details of expected impacts of the IFRS conversion will occur in each quarter up to the changeover

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Business impacts:
•	Identify impacts of conversion on contractual arrangements	•	Initial impacts on contracts identified by Q1 2010, final resolution by Q3 2010	•	Preliminary assessment completed in Q1 2010 was that implications are not significant. Further analysis will be undertaken in Q3 2010 to include potential impact of the San Dimas acquisition
•	Identify impacts of conversion on taxation
		•	Initial impact on taxation identified by Q1 2010, final resolution by Q3 2010

				•	Preliminary assessment completed in Q1 2010 was that implications are not significant. Further analysis will be undertaken in Q3 2010 to include potential impact of the San Dimas acquisition

IT systems:
•	Identify changes required to IT systems and implement solutions	•	Necessary changes to IT systems implemented by the changeover date	•	Initial assessment was that no significant changes to IT systems will be required. Assessment will be extended to San Dimas operations upon closing
•	Determine and implement solution for capturing financial information under Canadian GAAP and IFRS during the year of transition to IFRS (for comparative information)
		•	Assessment of information capture undertaken in Q4 2009
				•	Initial assessment was that no required information was unavailable and therefore no changes required in advance of 2010

Control environment:
•	For all changes to policies and procedures identified, assess effectiveness of internal controls over financial reporting (“ICFR”) and disclosure controls and procedures (“DC&P”) and implement any necessary changes	•	Sign-off by senior management on effectiveness of internal controls prior to changeover	•	The Company is incorporating the internal control requirements of changeover in the plan that it is enacting to comply with NI 52-109 as a result of the anticipated listing of the Company’s shares on the TSX
		•	Internal controls over IFRS changeover process in place by end of 2009
•	Design and implement internal controls over the IFRS changeover process

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions and management believes the risk of loss is remote. The fair values of financial instruments approximate their carrying values.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

OTHER MD&A REQUIREMENTS

Outstanding share data

As at the date of this MD&A, the Company has 63,006,284 common shares issued and outstanding, of which 6,172,708 shares are held in escrow. The shares in escrow will be released on the following dates:

October 29, 2010	1,483,437
April 29, 2011	1,483,437
October 29, 2011	3,205,833
6,172,708

At the annual general meeting of the Company on June 28, 2010, shareholders approved a share consolidation of between five and 20 pre-consolidation common shares for one post-consolidation common share that will take place immediately before the completion of the acquisition of San Dimas. The board of directors subsequently determined that the consolidation ratio would be 20 for one.

Stock option plan

On July 9, 2009, the board of directors of the Company approved certain amendments to the stock option incentive plan (the “Amended Plan”). The principal changes were (a) an increase in the number of common shares reserved for issuance under the plan from 4,916,157 to a maximum of 11,654,657 common shares, (b) an extension of the terms of options from five to 10 years, (c) changes to the vesting provisions of options granted under the plan, and (d) changes to incorporate requirements of the share incentive policies of the TSXV. The Amended Plan was approved by shareholders at the Company’s annual general meeting held on June 28, 2010 and replaced the plan that had been approved on November 3, 2008 (the “2008 Plan”).

On May 29, 2010, the board of directors approved further amendments to the Amended Plan in order to make the plan consistent with the share incentive policies of the TSX. The Company expects move its listing from the TSXV to the TSX after the completion of the San Dimas acquisition. These amendments, which will be reflected in a further amended and restated option plan (the “Rolling Plan”), will only be effective if the common shares of the Company are listed on the TSX. Under the Rolling Plan, the number of common shares that may be issued on the exercise of options granted under the plan will be equal to 10% of the issued and outstanding shares of the Company at the time an option is granted (less any common shares reserved for issuance under other share compensation arrangements). If the Company does not become listed on the TSX, then the Amended Plan will continue as the Company’s form of share incentive plan.

Also on July 9, 2009, the Company granted an aggregate 6,400,000 incentive stock options to its directors, officers and consultants, of which 900,000 were vested and exercisable on the date of grant for a term of five years to July 9, 2014, and 5,500,000 were subject to vesting provisions such that 40% vest on the date of grant and the balance vest as to 30% on each of July 9, 2010 and July 9, 2011, thereafter being vested and exercisable for a term of ten years to July 9, 2019. The options are exercisable at a price of $0.135 per share, which was the stock price on the date of grant. The 900,000 fully-vested options were granted pursuant to the 2008 Plan whereas the 5,500,000 options subject to vesting provisions were deemed not granted until the Amended Plan was approved by the Company’s shareholders on June 28, 2010.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

As at the date of this MD&A, the Company has 9,875,000 stock options outstanding with a weighted average exercise price of $0.16 and a weighted average remaining life of 6.4 years.

In addition to these stock options, the board of directors agreed to grant options to acquire 11,950,000 pre-consolidation common shares to its directors and officers concurrent with the closing of the Acquisition (the “Acquisition Incentive Options”). The Acquisition Incentive Options will have an exercise price equal to the greater $6.00 and the market price, have a term of five years and will vest over two years, with one-third vesting on the date of grant and one-third vesting on each of the next two anniversaries of the grant date.

The board of directors also agreed to grant additional stock options to its directors and officers as incentive for future efforts to be put forth in connection with the business of the Company following completion of the Acquisition (the “Additional Acquisition Incentive Options”). The Additional Acquisition Incentive Options are intended to reserve for issuance under the Rolling Plan or, if that plan is not in effect at the time of the grant, the Amended Plan, 4.475% of the outstanding common shares of the Company on a post-consolidation basis. The Additional Acquisition Incentive Options will have the same exercise price, term and vesting provisions as the Acquisition Incentive Options.

Phantom share unit plan

On May 29, 2010 the board of directors approved the creation of a phantom share unit plan (the “Phantom Share Unit Plan”). This plan provides for contingent future compensation based on the price performance of the Company’s common shares, but is payable only in cash. Each unit granted under the Phantom Share Unit Plan will vest on the third anniversary of grant and a holder of a unit is entitled to receive at that time an amount equal to the volume weighted average price of common shares over the 20 preceding trading days. On the same date, the board of directors approved the award of $9 million phantom share units pursuant to the Phantom Share Unit Plan to certain of its officers, to be granted conditional on and concurrently with the closing of the Acquisition. The number of units will be determined by dividing $9 million by the issue price of the common shares to be distributed in the Acquisition financing, estimated to be $5.20.

Warrants

The purchasers of the 30,000,000 shares issued in the July 2, 2009 private placement received one-half of one share purchase warrant for each share purchased. A full warrant entitles the holder to purchase one common share at an exercise price of $0.10 per share until July 2, 2011. In addition the broker received 3,000,000 agent’s warrants, each of which entitles the holder to purchase one common share at an exercise price of $0.08 until July 2, 2011. During the six months ended June 30, 2010, 2,519,667 warrants at a price of $0.10, 691,667 agents’ warrants at a price of $0.08 and 200,000 agents’ warrants at a price of $0.15 were exercised for aggregate proceeds of $337,299. In addition, in July 2010 a further 746,667 warrants at a price of $0.10 were exercised for proceeds of $74,667. As at the date of this MD&A, the Company has 13,891,999 share purchase warrants outstanding with a weighted average exercise price of $0.10 and a weighted average remaining life of 0.93 years.

Risks and uncertainties

The Company’s business deals with significant risks and uncertainties due to the nature of mining, exploration and development activities. These risks and uncertainties may have a material and adverse impact on the Company’s future operating and financial performance and could cause its operating and financial performance to differ materially from expectations.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

Changes to the Company’s exposure to risks and uncertainties as described in its fiscal 2009 year end MD&A as a result of the San Dimas acquisition are described in the short form prospectus of the Company dated July 9, 2010 filed on sedar. In addition, readers should refer to the risks and uncertainties listed in the Company’s Annual Information Form dated April 28, 2010 also filed on sedar. See also “Cautionary statement regarding forward-looking information” below.

Disclosure controls and procedures

As required by Multilateral Instrument 52-109, management is responsible for establishing and maintaining disclosure controls and procedures. These responsibilities include: (i) designing the Company’s disclosure controls and procedures, or causing them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiary, is known to them during the time period when quarterly and annual filings are being prepared; and (ii) evaluating the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the annual filings and causing the Company to disclose in this MD&A their conclusions about the effectiveness of the disclosure controls and procedures based on such evaluation.

Readers are cautioned that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as of June 30, 2010. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as of June 30, 2010 in providing reasonable assurance that the material information relating to the Company was made known to them on a timely basis and was processed and disclosed within the appropriate reports and time periods.

Cautionary statement on forward-looking statement information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, including the acquisition of the San Dimas mines, the intention of resuming exploration activities on the Ventanas property, and the requirement for future financings. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. These risks and uncertainties include those relating to the uncertainty that the Company will be able to close the San Dimas acquisition or identify appropriate acquisition opportunities, or if an opportunity is identified, that the Company will be able to conclude a transaction on satisfactory terms, interpretation of drill results and the estimation of mineral resources, the geology, grade and continuity of mineral deposits, the possibility that future exploration results will not be consistent with the Company’s expectations, accidents, equipment breakdowns, title matters and surface access, labour disputes, the potential for delays in exploration activities, the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, the risk that exploration activities on the Ventanas property may not resume, and other risks and uncertainties, including those described under “Risk Factors” of the Company’s Annual Information Form dated April 28, 2010 as well as the risks set out in the “Risks and uncertainties” in each management discussion and analysis all filed with Canadian securities regulators and available on SEDAR at www.sedar.com.

MALA NOCHE RESOURCES CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, forward-looking information is based on various assumptions including, but not limited to, the expectations and beliefs of management, assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets, the assumed long term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note for USA readers

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States’ Securities and Exchange Commission (“SEC”).

On behalf of the Board

“Joseph Conway”
_______________________
Joseph Conway
President, CEO and Director